Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Thousands)

	2015	2014	2013	2012	2011
Excluding Interest on Deposits
Earnings:
Income Before Taxes	159,285	166,063	184,398	171,009	147,431
Fixed Charges	4,345	1,574	1,889	2,213	2,052

Total Earnings	163,630	167,637	186,287	173,222	149,483
Fixed Charges:
Interest Expense	18,614	13,816	15,072	19,629	26,680
Interest Expense on Deposits	14,269	12,242	13,183	17,416	24,628

Total Fixed Charges	4,345	1,574	1,889	2,213	2,052
Ratio of Earnings to Fixed Charges	37.7	106.5	98.6	78.3	72.8
Including Interest on Deposits
Earnings:
Income Before Taxes	159,285	166,063	184,398	171,009	147,431
Fixed Charges	18,614	13,816	15,072	19,629	26,680

Total Earnings	177,899	179,879	199,470	190,638	174,111
Fixed Charges:
Interest Expense	18,614	13,816	15,072	19,629	26,680

Total Fixed Charges	18,614	13,816	15,072	19,629	26,680
Ratio of Earnings to Fixed Charges	9.6	13.0	13.2	9.7	6.5

1